1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax

July 26, 2021	503.226.8636 Direct apear@buchalter.com

Ronald (Ron) E. Alper Office of Real Estate & Construction
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Filed February 22, 2021 File No. 024-11462

Dear Mr. Alper:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated March 18, 2021 relating to the above-captioned Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comments are set forth below along with the Company’s response to each comment.

Comment

Offering Circular Cover Page, page 1

1.	Please disclose the current interest rate on the offering circular cover page, since it is a material term of the offering and disclose how the interest rate may be change.

Response

We have added the current interest rate and a description of the process by which the interest rate may be changed on the offering circular cover page as requested.

Ronald (Ron) E. Alper

July 26, 2021

Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.

We note from pages F-4, F-15 and F-40 that the Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed, and the Manager has elected to absorb certain operating expenses of the Fund for all periods presented. Please quantify the expenses absorbed by your Manager and explain the Manager's contractual obligation, if any, to continue funding these expenses given your representation that the Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

Response

On page F-5 and F-17, which includes the disclosure previously included on pages F-4, F-15 and F-40 of the Form 1-A filed on February 22, 2021, the Company clarifies that generally, the Company is responsible for its operating expenses, while the Manager is responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company. Because of the Manager’s role in operating the Company, it is possible that the Manager may from time to time incur certain expenses on behalf of the Company that are reimbursable to the Manager. However, as disclosed on page F-17, the Manager was not reimbursed for any operating expenses incurred on behalf of the Company during the years ended December 31, 2020 or 2019. In addition to these reimbursable expenses, in its role as Manager, the Manager may incur certain de minimis expenses on behalf of the Company, which it chooses to absorb at its election because the amounts do not warrant the additional administrative burdens of reimbursement. These are not a matter of contractual obligation of the Manager but as a matter of convenience, and because of their de minimis nature, records are not available that would allow them to be readily quantified.

Please contact me if you have any questions or further comments.

Best regards, BUCHALTER A Professional Corporation /s/ Alison M. Pear Alison M. Pear Senior Counsel

cc: Gerard Stascausky